UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Appointment of Chief Strategy Officer

On March 29, 2026, the board of directors (the “Board”) of TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”) passed resolutions to appoint Mr. Rhone Resch as the Chief Strategy Officer of the Company. In connection with the appointment, on March 29, 2026, the Company entered into an employment agreement and an indemnification agreement with Mr. Resch. The terms of the agreements are consistent with the Company’s standard arrangements for its directors and executive officers, except that Mr. Resch serves his position as the Chief Strategy Officer on a part-time basis.

The following sets forth certain information concerning the past employment history of Mr. Resch:

Mr. Rhone Resch serves as our Chief Strategy Officer. Mr. Resch is a global solar industry executive and entrepreneur with more than 20 years of experience helping build companies, expand international markets, and support the growth of solar manufacturing. Since July 2016, he has served as the president and chief executive officer of Advanced Energy Advisors, LLC, an advisory firm based in Washington D.C., providing strategic advisory services for solar manufacturers, developers and technology companies. In September 2025, Mr. Resch founded the SAFE Alliance and has served as its chief executive officer, which focuses on improving the reliability and security of supply chains for key technologies used in solar and energy storage. From September 2019 to October 2025, he worked as the president of Solarlytics, Inc., a Silicon Valley solar technology company developing advanced power-electronics platforms improve the performance, monitoring and lifecycle economics of solar energy systems. From September 2021 to May 2024, he served as the chief executive officer of Cygnus Solar, Inc, an HJT (Heterojunction Technology) cell manufacturer. From September 2019 to December 2024, he served as a member of the board of advisors of BrightNight, a utility-scale renewable developer. From November 2016 to February 2024, he served on the board of directors of Sunworks, Inc., a residential, commercial and industrial, and utility-scale developer and engineering, procurement, and construction (“EPC”), listed on Nasdaq under the symbol “SUNW.” From 2004 to 2016, Mr. Resch served as president and chief executive officer of the Solar Energy Industries Association (SEIA), a national trade association for the solar and solar storage industries.

Mr. Resch holds a Master of Environmental Science from the State University of New York, a Master of Public Administration Management from the Maxwell School at Syracuse University and a Bachelor of Arts in Economic and Natural Resources from the University of Michigan.

Copies of form of the employment agreement and form of the indemnification agreement are being furnished as Exhibits 10.1 and 10.2 with this Report on Form 6-K. The foregoing descriptions of the employment agreement and the indemnification agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the employment agreement and the indemnification agreement.

On March 31, 2026, the Company issued a press release announcing the appointment of new officer. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on  Form F-3 (File No. 333-290952) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement
10.2	Form of Indemnification Agreement
99.1	Press release dated March 31, 2026, announcing the appointment of Chief Strategy Officer

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: April 2, 2026

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